Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation or Organization
Spectrum Global Solutions, Inc.	Nevada
ADEX Corporation	New York
ADEX Puerto Rico LLC	Puerto Rico
AW Solutions Puerto Rico LLC	Puerto Rico
Tropical Communications, Inc.	Florida
ADEX Canada Ltd	Ontario Canada
JTM Electrical and Technology LLC (50% owned)	Illinois